Lightspeed Announces Fourth Quarter and Full Year 2021 Financial Results and Provides Outlook for Fiscal 2022
Fourth quarter revenue grew 127% YoY to $82.4M
Fourth quarter GTV grew 76% YoY to $10.8B
Lightspeed now maintains over 140,000 customer locations
Lightspeed Payments achieved another record quarter
Lightspeed reports in US dollars and in accordance with IFRS.
MONTREAL, May 20, 2021 /CNW Telbec/ - Lightspeed POS Inc. ("Lightspeed" or the "Company") (TSX: LSPD) (NYSE: LSPD), a leading provider of cloud-based, omnichannel commerce platforms, today announced financial results for the three-month period and fiscal year ended March 31, 2021.
Fourth Quarter Financial Highlights
(All comparisons are relative to the three-month period ended March 31, 2020 unless otherwise stated):
•Total revenue of $82.4 million, an increase of 127%
•Recurring subscription and transaction-based revenue of $75.3 million, an increase of 137%
•Adjusted EBITDA[1] loss of ($9.6) million, which improved to (11.7)% of revenue[1] from (17.0)%
•Net Loss of ($42.0) million as compared to a net loss of ($18.6) million. After adjusting for certain non-cash and non-recurring items such as acquisition-related costs and stock based compensation, Adjusted Net Loss[1] was ($11.2) million, or ($0.09) per share[1].
•At March 31, 2021, Lightspeed had $807.2 million in unrestricted cash and cash equivalents
Full Fiscal Year Financial Highlights
(All comparisons are relative to the full fiscal year ended March 31, 2020 unless otherwise stated):
•Total revenue of $221.7 million, an increase of 84%
•Recurring subscription and transaction-based revenue of $202.3 million, an increase of 89%
•Adjusted EBITDA loss of ($21.2) million, which improved to (9.6)% of revenue from (18.0)%
•Net Loss of ($124.3) million as compared to a net loss of ($53.5) million. After adjusting for certain non-cash and non-recurring items such as acquisition-related costs and stock based compensation Adjusted Net Loss was ($24.2) million or ($0.23) per share. Adjusted Net Loss for fiscal 2021 was (10.9)% of revenue versus (17.1)%) in fiscal 2020.
Fiscal 2021 ended up as one of the most transformative years yet for Lightspeed, with the Company announcing three landmark acquisitions, launching a series of new offerings such as Lightspeed Capital, eCommerce for Restaurants and Order Ahead, listing on the New York Stock Exchange and delivering innovative strategic initiatives such as Supplier Network and the recently announced integration of Google tools directly into the platform. In addition to these key strategic accomplishments and despite the ongoing challenges presented by the global COVID-19 pandemic, Lightspeed delivered strong results in the quarter and the year with small and medium-sized businesses increasingly adopting the Company's cloud-based commerce platform to enable their omnichannel strategies.

[1] Non-IFRS measure. See “Non-IFRS Measures” and the reconciliation to the most directly comparable IFRS measure included in this press release

As of March 31, 2021, Lightspeed saw GTV[2] grow to $10.8 billion while achieving record revenues of $82.4 million and customer locations[2] ended at over 140,000 after giving effect to the acquisition of Vend Limited ("Vend"). The Company saw excellent performance from Lightspeed Payments, with revenue from Payments reaching another all time high. Software revenue also pushed higher thanks to existing customers adopting a greater number of software modules and a growing customer base. GTV continued to grow despite challenges in the hospitality sector, with omnichannel retail and the Australia region showing particular strength.

"Our mission to arm entrepreneurs with the technology they need to run and scale their businesses has never felt more relevant.” said Dax Dasilva, Founder and CEO of Lightspeed. “We believe our customers will look back on the past year as the time when an omnichannel presence moved to becoming an absolute necessity and on Lightspeed as the partner that helped them get there. While helping our customers meet the challenges of the past year, Lightspeed grew its scale, established itself as a leader in the key U.S. market, launched a series of new product offerings, and continued to deliver strong results.”
“Lightspeed had another record quarter with strong software growth and outstanding results from our payments offering” said Chief Financial Officer Brandon Nussey. “Although we entered the quarter under challenging conditions as lockdown measures increased globally, we saw strength in March and are encouraged by the reopenings we are seeing around the world.”

Operational Highlights
•Total revenues of $82.4 million were up 127% year-over-year thanks to a combination of strong organic[3] growth and the recent acquisitions of Upserve and ShopKeep, which added $31.2 million in revenue. Also, due to renegotiated terms with the payments partner of our recent acquisitions, Lightspeed has gained greater control of the underlying customer relationship and, as a result, is seeing superior economics. Due to this modified relationship, Lightspeed realized increased revenue of approximately $7.4 million in the quarter, along with improved gross profit.

•In the quarter, subscription and transaction-based revenue was $75.3 million, representing 91% of all revenue and growing 137% year-over-year. Organic growth of 48% year-over-year and the recent acquisitions of Upserve and ShopKeep, which added $28.3 million in subscription and transaction-based revenue, accounted for the strong growth.

•For the fiscal year, Lightspeed has segregated subscription revenue from transaction-based revenue, which includes Lightspeed Payments. For the year, subscription revenue grew to $119.3 million, an increase of 51%, largely due to strong organic growth but also assisted by the recent acquisitions of Upserve and ShopKeep. Transaction-based revenues were $83.0 million, up 195% largely due to the success of Lightspeed Payments and to a lesser degree the addition of the recent acquisitions. For Fiscal 2021, Lightspeed had Net Dollar Retention Rates[2] in excess of 100%.

•Lightspeed's customer locations grew to approximately 119,000, an increase of 56% year-over-year. Gross location additions reached a record level in the quarter despite difficult macro-economic conditions. Giving effect to the acquisition of Vend, Lightspeed's customer locations would count over 140,000.
[2] Key Performance Indicator. See “Key Performance Indicators”
[3] References herein to “organic” growth exclude the impact of any acquisitions that occurred since the end of the prior comparable period so as to provide a consistent basis of comparison.

•ARPU[2] increased year-over-year by 48% to $215. The bulk of this ARPU improvement came from transaction-based revenues largely due to the success of Lightspeed Payments. Software also contributed to year-over-year ARPU increases partially due to an increasing portion of customers taking on multiple modules.

•For the quarter, Lightspeed delivered GTV of $10.8 billion up 76% year-over-year. Excluding our recent acquisitions, the Company continued to see strong growth in Retail with eCommerce growth of approximately 100% year-over-year and total omnichannel retail GTV growth of 65% year-over-year. Organic[3]GTV growth was 25% year-over-year as hospitality continued to be challenged in the quarter. However, as markets re-open, the Company is seeing encouraging signs. For example, Australian merchants, which are predominantly hospitality merchants, saw strong year-over-year GTV growth of over 75% in the quarter.

•The Company is seeing strong momentum recently as March Hospitality GTV grew 10% from February and April grew a further 14% from March.

•Lightspeed Payments volumes continued to grow both year-over-year and from the previous quarter. Payments revenue grew from the third quarter despite the seasonal dip in retail GTV normally associated with fourth quarter trends. Excluding the recent acquisitions of Upserve and ShopKeep, the proportion of GTV processed through Lightspeed Payments continued to increase and was approaching 10% of GTV in the last month of the quarter.

•After the quarter, Lightspeed closed the acquisition of Vend. The acquisition solidifies Lightspeed as a leading global cloud-based commerce platform. Vend was acquired for $204.7 million in cash and the issuance of 2,692,277 of Lightspeed's subordinate voting shares. On a pro-forma basis, when including customer locations from Vend, Lightspeed maintained over 140,000 customer locations globally as at the end of the quarter.
•After the quarter, Lightspeed announced it would integrate Google tools including, Google Local Inventory Ads, Google Smart Shopping Campaigns and Google My Business, directly into its platform. This effort is aimed at improving the discoverability of local merchants on Google's popular search engine as more and more consumers prioritize shopping locally.

Financial Outlook

Lightspeed’s fourth quarter results were strong and characterized by challenging conditions in January and February with March showing robust growth. Given the trends the Company is seeing in markets that are reopening, the ongoing benefits of increased scale and a strong product offering, there is reason for optimism. Including the contribution of the recent acquisition of Vend, Lightspeed anticipates revenue and adjusted EBITDA to be in the following ranges:

Fiscal 2022
•Revenues of $430 - $450 million.
•Adjusted EBITDA loss of approximately ($30) million, or approximately (7)% as a percentage of revenue.
First Quarter 2022
•Revenues of $90 - $94 million.
•Adjusted EBITDA loss of approximately ($10) million, or approximately (11)% as a percentage of revenue.

When calculating the Adjusted EBITDA included in our financial outlook for the first quarter of FY2022, we considered IFRS measures including revenues, direct cost of revenues, and operating expenses. Our financial outlook is based on a number of assumptions, including that the jurisdictions in which Lightspeed has significant operations do not drastically strengthen or re-strengthen strict measures put in place to help slow the transmission of COVID-19 or put in place new or additional measures in response to the resurgence of the virus; requests for subscription pauses and churn rates owing to business failures remain in line with planned levels; our ability to grow our customer locations in line with our planned levels; our continued receipt of partner referrals in line with planned referral rates (particularly in light of the continued expansion of Lightspeed Payments which competes with the solutions offered by some of these referral partners); customers adopting Lightspeed Payments having an average GTV at or above that of our planned levels; future uptake of Lightspeed Payments remaining in line with past rates and expectations; our ability to price Lightspeed Payments in line with our expectations and to achieve suitable margins; our ability to achieve success in the continued expansion of Lightspeed Payments beyond North American customers; continued success in module adoption expansion throughout our customer base; our ability to successfully integrate the companies we have acquired and to derive the benefits we expect from the acquisition thereof; our ability to attract and retain key personnel required to achieve our plans; our ability to manage customer churn; our ability to manage customer discount and payment deferral requests; and assumptions as to foreign exchange rates. Our financial outlook, including the various underlying assumptions, constitutes forward-looking information and should be read in conjunction with the cautionary statement on forward-looking information below. Many factors may cause our actual results, level of activity, performance or achievements to differ materially from those expressed or implied by such forward-looking information, including but not limited to the risks and uncertainties related to: any pandemic such as the COVID-19 pandemic, the risk of any new or continued resurgence in our core geographies and the resulting impact on SMBs, including heightened levels of churn owing to business failures, requests for subscription pauses and delayed purchase decisions; our inability to attract and retain customers; our inability to increase customer sales; our inability to implement our growth strategy; our inability to continue the acceleration of the global rollout of Lightspeed Payments; our reliance on a small number of suppliers for parts of the technology in Lightspeed Payments; our inability to improve and enhance the functionality, performance, reliability, design, security and scalability of our platform; our inability to compete against competitors; strategic relations with third parties; our reliance on integration of third-party payment processing solutions; compatibility of our solutions with third-party applications and systems; changes to technologies on which our platform is reliant; our inability to obtain, maintain and protect our intellectual property; risks relating to international sales and use of our platform in various countries; our liquidity and capital resources; litigation and regulatory compliance; changes in tax laws and their application; our inability to expand our sales capability; maintaining our customer service levels and reputation; macroeconomic factors affecting small and medium-sized businesses; and exchange rate fluctuations. The purpose of the forward-looking information is to provide the reader with a description of management’s expectations regarding our financial performance and may not be appropriate for other purposes.
Shelf Registration
Today, Lightspeed announced the filing of a preliminary short form base shelf prospectus (the "Shelf Prospectus") with the securities regulatory authorities in each of the provinces and territories of Canada, subject to issuance of a receipt therefor by the Autorité des marchés financiers, to allow Lightspeed to offer up to an aggregate of C$4,000,000,000 of subordinate voting shares, preferred shares, debt securities, warrants, subscription receipts, units, or any combination thereof, during the 25-month period during which the Shelf Prospectus is effective.

Conference Call and Webcast Information
Lightspeed will host a conference call and webcast to discuss the Company's financial results at 8:00 am ET on Thursday, May 20, 2021. To access the telephonic version of the conference call, visit http://www.directeventreg.com/registration/event/3863847. After registering, instructions will be shared on how to join the call including dial-in information as well as a unique passcode and registrant ID. At the time of the call, registered participants will dial in using the numbers from the confirmation email, and upon entering their unique passcode and ID, will be entered directly into the conference Alternatively, the webcast will be available live on the Investors section of the Company’s website at https://investors.lightspeedhq.com.
An audio replay of the call will also be available to investors beginning at approximately 11:00 a.m. Eastern Time on May 20, 2021, until 11:59 p.m. Eastern Time on May 27, 2021, by dialing 855.589.2056 for the U.S. or Canada, or 404.537.3406 for international callers and providing conference ID 3863847. In addition, an archived webcast will be available on the Investors section of the Company’s website at https://investors.lightspeedhq.com.
About Lightspeed

Lightspeed (NYSE and TSX: LSPD) powers complex small and medium-sized businesses with its cloud-based, omnichannel commerce platforms in over 100 countries. With smart, scalable, and dependable point of sale systems, Lightspeed provides all-in-one solutions that drive innovation and digital transformation within the retail, hospitality, and golf industries. Its product suite enables SMBs to sell across channels, manage operations, engage with consumers, accept payments, and ultimately grow their business.
Headquartered in Montreal, Canada, Lightspeed is trusted by favorite local businesses worldwide, where their communities go to shop and dine. Lightspeed has staff located in North America, Europe, and Australia.
For more information, please visit: www.lightspeedhq.com
On social media: LinkedIn, Facebook, Instagram, YouTube, and Twitter
Non-IFRS Measures
The information presented herein includes certain financial measures such as "Adjusted EBITDA", "Adjusted EBITDA as a percentage of revenue", "Adjusted Net Loss", "Adjusted Net Loss per Share (EPS)", "Adjusted Cash Flows Used in Operating Activities", "non-IFRS Gross Profit", "non-IFRS general and administrative expenses", "non-IFRS research and development expenses", and "non-IFRS sales and marketing expenses". These measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of our results of operations from management’s perspective. Accordingly, these measures should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. These non-IFRS measures are used to provide investors with supplemental measures of our operating performance and thus may highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers. Our management also uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, to prepare operating budgets and forecasts and to determine components of management compensation.
"Non-IFRS gross profit", "non-IFRS general and administrative expenses", "non-IFRS research and development expenses", and "non-IFRS sales and marketing expenses" are non-IFRS financial measures that exclude the effect of stock-based compensation expense and related payroll taxes, and in the case of non-IFRS general and administrative expenses and non-IFRS sales and marketing expenses, transaction-related costs.
"Adjusted EBITDA" is calculated as net loss excluding interest, taxes, depreciation and amortization, or EBITDA, as adjusted for stock-based compensation and related payroll taxes, compensation expenses relating to acquisitions completed, foreign exchange gains and losses, transaction-related costs and restructuring.
"Adjusted EBITDA as a percentage of revenue" is calculated by dividing our Adjusted EBITDA by our revenues.
"Adjusted Net Loss" is defined as net loss excluding amortization of intangibles, as adjusted for stock-based compensation and related payroll taxes, compensation expenses relating to acquisitions completed, transaction-related costs and restructuring.
"Adjusted Net Loss per Share (EPS)" is defined as net loss excluding amortization of intangibles, as adjusted for stock-based compensation and related payroll taxes, compensation expenses relating to acquisitions completed, transaction-related costs and restructuring, divided by the weighted average number of common shares (basic and diluted).
"Adjusted Cash Flows Used in Operating Activities" is defined as cash flows used in operating activities as adjusted for the payment of payroll taxes on stock-based compensation, the payment of compensation expenses relating to acquisitions completed, the payment of transaction costs assumed through recent acquisitions, the payment of transaction-related costs and the payment of restructuring costs.
See the financial tables below for a reconciliation of the non-IFRS financial measures.
Key Performance Indicators
We monitor the following key performance indicators to help us evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions. These key performance indicators are also used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use industry metrics in the evaluation of issuers. Our key performance indicators may be calculated in a manner different than similar key performance indicators used by other companies.
ARPU. “Average Revenue Per User” or “ARPU” represents the total subscription revenue and transaction-based revenues of the Company in the period divided by the number of Customer Locations of the Company in the period.

Customer Locations. “Customer Location” means a billing customer location for which the term of services have not ended, or with which we are negotiating a renewal contract. A single unique customer can have multiple Customer Locations including physical and eCommerce sites. We believe that our ability to increase the number of Customer Locations served by our platforms is an indicator of our success in terms of market penetration and growth of our business.
Gross Transaction Volume. “Gross Transaction Volume” or “GTV” means the total dollar value of transactions processed through our cloud-based SaaS platform in the period, net of refunds, inclusive of shipping and handling, duty and value-added taxes. We believe GTV is an indicator of the success of our customers and the strength of our platforms. GTV does not represent revenue earned by us.
Net Dollar Retention Rate. We believe that our ability to retain and expand the revenues generated from our existing customers is an indicator of the long-term value of our customer relationships. We track our performance in this area by measuring our “Net Dollar Retention Rate”, which is calculated as of the end of each month by considering the cohort of customers on our commerce platforms as of the beginning of the month and dividing our subscription and transaction-based revenues attributable to this cohort in the then-current month by total subscription and transaction-based revenue attributable to this cohort in the immediately preceding month.

Forward-Looking Statements
This news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) within the meaning of applicable securities laws. Forward looking information may relate to our financial outlook (including revenues and Adjusted EBITDA), and anticipated events or results and may include information regarding our financial position, business strategy, growth strategies, addressable markets, budgets, operations, financial results, taxes, dividend policy, plans and objectives. Particularly, information regarding our expectations of future results, performance, achievements, prospects or opportunities or the markets in which we operate, our expected acquisition outcomes and synergies, and the impact of the COVID-19 pandemic declared by the World Health Organization on March 11, 2020 is forward-looking information.
In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, "suggests", “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “does not anticipate”, “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”, the negative of these terms and similar terminology. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances.
Forward-looking information is necessarily based on a number of opinions, estimates and assumptions that we considered appropriate and reasonable as of the date such statements are made, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the risk factors identified in our most recent Management’s Discussion and Analysis of Financial Condition and Results of

Operations, under “Risk Factors” in our most recent Annual Information Form, and in our other filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which are available under our profiles on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. If any of these risks or uncertainties materialize, or if the opinions, estimates or assumptions underlying the forward-looking information prove incorrect, actual results or future events might vary materially from those anticipated in the forward-looking information.
Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. No forward-looking statement is a guarantee of future results. Accordingly, you should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this news release represents our expectations as of the date of hereof (or as of the date they are otherwise stated to be made), and are subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable securities laws. All of the forward-looking information contained in this news release is expressly qualified by the foregoing cautionary statements.
Contacts:
Brandon Nussey
Chief Financial Officer
Gus Papageorgiou
Head of Investor Relations
investorrelations@lightspeedhq.com

SOURCE Lightspeed POS Inc.

Condensed Consolidated Statements of Loss and Comprehensive Loss
(expressed in thousands of US dollars, except share and per share amounts)	Three months ended March 31,		Fiscal year ended March 31,
	2021	2020	2021	2020
	$	$	$	$
Revenues
Subscription and transaction-based	75,268	31,784	202,274	106,871
Hardware and other	7,127	4,487	19,454	13,766

	82,395	36,271	221,728	120,637

Direct cost of revenues
Subscription and transaction-based	30,663	8,941	75,521	28,451
Hardware and other	7,775	3,627	18,906	11,217

	38,438	12,568	94,427	39,668

Gross profit	43,957	23,703	127,301	80,969

Operating expenses
General and administrative	17,241	6,596	53,035	21,345
Research and development	16,859	10,310	54,787	32,750
Sales and marketing	33,081	16,810	97,048	61,122
Depreciation of property and equipment	870	550	2,479	1,749
Depreciation of right-of-use assets	1,221	821	3,876	2,492
Foreign exchange loss (gain)	550	(300)	2,098	(395)
Acquisition-related compensation	2,144	5,138	11,807	11,087
Amortization of intangible assets	13,359	4,260	30,128	9,226
Restructuring	1,760	—	1,760	—

Total operating expenses	87,085	44,185	257,018	139,376

Operating loss	(43,128)	(20,482)	(129,717)	(58,407)

Net interest income (expense)	147	(226)	(353)	1,766

Loss before income taxes	(42,981)	(20,708)	(130,070)	(56,641)

Income tax expense (recovery)
Current	48	(46)	166	49
Deferred	(984)	(2,065)	(5,958)	(3,159)

Total income tax recovery	(936)	(2,111)	(5,792)	(3,110)

Net loss	(42,045)	(18,597)	(124,278)	(53,531)

Other comprehensive income (loss)

Items that may be reclassified to net loss
Foreign currency differences on translation of foreign operations	(5,053)	(6,271)	15,986	(6,271)

Total comprehensive loss	(47,098)	(24,868)	(108,292)	(59,802)

Net loss per share – basic and diluted	(0.34)	(0.21)	(1.18)	(0.62)

Weighted average number of Common Shares (basic and diluted)	123,865,361	89,085,336	105,221,907	85,890,314

Condensed Consolidated Balance Sheets
(expressed in thousands of US dollars)	As at
	March 31, 2021	March 31, 2020
Assets	$	$

Current assets
Cash and cash equivalents	807,150	210,969
Trade and other receivables	24,771	10,879
Inventories	1,573	932
Other current assets	24,171	10,427

Total current assets	857,665	233,207

Lease right-of-use assets, net	21,206	15,957
Property and equipment, net	8,342	7,989
Intangible assets, net	234,493	62,819
Goodwill	971,939	146,598
Restricted cash and other long-term assets	11,504	11,749
Deferred tax assets	170	109

Total assets	2,105,319	478,428

Liabilities and Shareholders’ Equity

Current liabilities
Accounts payable and accrued liabilities	65,052	30,810
Lease liabilities	5,120	3,301
Income taxes payable	114	76
Current portion of deferred revenue	43,116	36,622

Total current liabilities	113,402	70,809

Deferred revenue	2,796	5,472
Lease liabilities	20,558	13,546
Long-term debt	29,770	29,687
Other long-term liabilities	3,154	8,198
Deferred tax liabilities	1,356	6,578

Total liabilities	171,036	134,290

Shareholders’ equity
Share capital	2,526,448	852,115
Additional paid-in capital	35,877	11,773
Accumulated other comprehensive income (loss)	9,715	(6,271)
Accumulated deficit	(637,757)	(513,479)

Total shareholders’ equity	1,934,283	344,138

Total liabilities and shareholders’ equity	2,105,319	478,428

Condensed Consolidated Statements of Cash Flows
(expressed in thousands of US dollars)	Fiscal year ended March 31,
	2021	2020
Cash flows from (used in) operating activities	$	$
Net loss	(124,278)	(53,531)
Items not affecting cash and cash equivalents
Acquisition-related compensation	4,518	4,876
Amortization of intangible assets	30,128	9,226
Depreciation of property and equipment and lease right-of-use assets	6,355	4,241
Deferred income taxes	(5,958)	(3,159)
Stock-based compensation expense	32,739	8,870
Stock-based compensation impact from replacement awards issued	1,120	—
Unrealized foreign exchange gain	320	475
(Increase)/decrease in operating assets and increase/(decrease) in operating liabilities
Trade and other receivables	(9,177)	2,071
Inventories	(256)	(401)
Other assets	(11,963)	(3,440)
Accounts payable and accrued liabilities	(15,333)	4,180
Income taxes payable	38	(59)
Deferred revenue	(3,991)	(433)
Other long-term liabilities	2,321	300
Net interest (income) expense	353	(1,766)

Total operating activities	(93,064)	(28,550)

Cash flows from (used in) investing activities
Additions to property and equipment	(1,794)	(3,609)
Acquisition of business, net of cash acquired	(235,576)	(120,164)
Interest income	2,322	3,480

Total investing activities	(235,048)	(120,293)

Cash flows from (used in) financing activities
Proceeds from exercise of stock options	21,008	3,546
Proceeds from issuance of share capital	952,534	130,933
Proceeds from draw-down of long-term debt	—	30,000
Share issuance costs	(45,319)	(6,893)
Payment of lease liabilities net of incentives and movements in restricted lease deposits	(4,351)	(3,401)
Financing costs	(1,557)	(653)

Total financing activities	922,315	153,532

Effect of foreign exchange rate changes on cash and cash equivalents	1,978	(1,423)

Net increase in cash and cash equivalents during the period	596,181	3,266

Cash and cash equivalents – Beginning of period	210,969	207,703

Cash and cash equivalents – End of period	807,150	210,969

Interest paid	1,025	320
Income taxes paid	147	113

Reconciliation from IFRS to Non-IFRS Results
(expressed in thousands of US dollars)
	Three months ended March 31,		Fiscal year ended March 31,

	2021	2020	2021	2020
	$	$	$	$

Net loss	(42,045)	(18,597)	(124,278)	(53,531)
Stock-based compensation and related payroll taxes(1)	11,144	2,676	44,755	9,930
Depreciation and amortization(2)	15,450	5,631	36,483	13,467
Foreign exchange loss (gain)(3)	550	(300)	2,098	(395)
Net interest (income) expense(2)	(147)	226	353	(1,766)
Acquisition-related compensation(4)	2,144	5,138	11,807	11,087
Transaction-related costs(5)	2,459	1,159	11,615	2,658
Restructuring(6)	1,760	—	1,760	—
Income tax expense (recovery)	(936)	(2,111)	(5,792)	(3,110)

Adjusted EBITDA	(9,621)	(6,178)	(21,199)	(21,660)

(1)These expenses represent non-cash expenditures recognized in connection with issued stock options and other awards under our equity incentive plans to our employees and directors as well as related payroll taxes given that they are directly attributable to stock-based compensation, are estimates and therefore subject to change. For the three months and fiscal year ended March 31, 2021, the stock-based compensation expense was $11,782 and $33,859 respectively (March 2020 - $4,060 and $8,870) and the related payroll taxes were a recovery of $638 and an expense of $10,896 respectively (March 2020 - recovery of $1,384 and expense of $1,060).
(2)In connection with the accounting standard IFRS 16 - Leases, for the three months ended March 31, 2021, net loss includes depreciation of $1,221 related to right-of-use assets, interest expense of $303 on lease liabilities, and excludes an amount of $1,588 relating to rent expense while net loss for the fiscal year ended March 31, 2021 includes $3,876, $1,048, and excludes $4,436 respectively ($821, $247, and $954 respectively for the three months ended March 31, 2020 and $2,492, $852, and $2,894 respectively for the fiscal year ended March 31, 2020).
(3)These non-cash losses (gains) relate to foreign exchange translation.
(4)These costs represent a portion of the consideration paid to acquired businesses that is contingent upon the ongoing employment obligations for certain key employees of such acquired businesses, or on certain performance criteria being achieved.
(5)These expenses relate to professional, legal, consulting, accounting, advisory, and other fees relating to our public offerings and acquisitions that would otherwise not have been incurred.
(6)In connection with the Company's recent acquisitions of ShopKeep and Upserve, certain functions and the associated management structure were reorganized to realize certain synergies and ensure organizational agility. The one time expenses associated with this plan were recorded as a restructuring charge in the quarter.

Reconciliation from IFRS to Non-IFRS Results (continued)
(expressed in thousands of US dollars)
	Three months ended March 31,		Fiscal year ended March 31,

	2021	2020	2021	2020
	$	$	$	$

Net loss	(42,045)	(18,597)	(124,278)	(53,531)
Stock-based compensation and related payroll taxes(1)	11,144	2,676	44,755	9,930
Amortization of intangible assets	13,359	4,260	30,128	9,226
Acquisition-related compensation (2)	2,144	5,138	11,807	11,087
Transaction-related costs(3)	2,459	1,159	11,615	2,658
Restructuring(4)	1,760	—	1,760	—

Adjusted Net Loss	(11,179)	(5,364)	(24,213)	(20,630)
See footnotes below the next table

Reconciliation from IFRS to Non-IFRS Results (continued)

	Three months ended March 31,		Fiscal year ended March 31,

	2021	2020	2021	2020
	$	$	$	$

Net loss per Common Share - basic and diluted	(0.34)	(0.21)	(1.18)	(0.62)
Stock-based compensation and related payroll taxes(1)	0.09	0.03	0.43	0.12
Amortization of intangible assets	0.11	0.05	0.29	0.11
Acquisition-related compensation (2)	0.02	0.06	0.11	0.13
Transaction-related costs(3)	0.02	0.01	0.11	0.03
Restructuring(4)	0.01	0.00	0.02	0.00

Adjusted Net Loss per share - basic and diluted	(0.09)	(0.06)	(0.23)	(0.24)

Weighted average number of Common Shares (basic and diluted)	123,865,361	89,085,336	105,221,907	85,890,314

(1)These expenses represent non-cash expenditures recognized in connection with issued stock options and other awards under our equity incentive plans to our employees and directors as well as related payroll taxes given that they are directly attributable to stock-based compensation, are estimates and therefore subject to change. For the three months and fiscal year ended March 31, 2021, the stock-based compensation expense was $11,782 and $33,859 respectively (March 2020 - $4,060 and $8,870) and the related payroll taxes were a recovery of $638 and an expense of $10,896 respectively (March 2020 - recovery of $1,384 and expense of $1,060).
(2)These costs represent a portion of the consideration paid to acquired businesses that is associated with the ongoing employment obligations for certain key employees of such acquired businesses, or on certain performance criteria being achieved.
(3)These expenses relate to professional, legal, consulting, accounting, advisory, and other fees relating to our public offerings and acquisitions that would otherwise not have been incurred.
(4)In connection with the Company's recent acquisitions of ShopKeep and Upserve, certain functions and the associated management structure were reorganized to realize certain synergies and ensure organizational agility. The one time expenses associated with this plan were recorded as a restructuring charge in the quarter.

Reconciliation from IFRS to Non-IFRS Results (continued)
(expressed in thousands of US dollars)
	Three months ended March 31,		Fiscal year ended March 31,

	2021	2020	2021	2020
	$	$	$	$

Cash flows used in operating activities	(24,131)	(8,885)	(93,064)	(28,550)
Payroll taxes related to stock-based compensation(1)	1,905	445	3,721	1,405
Acquisition-related compensation (2)	803	1,504	8,066	1,662
Payment of assumed transaction costs from recent acquisitions(3)	90	—	31,456	—
Transaction-related costs(4)	8,862	2,408	11,778	4,741
Restructuring(5)	726	—	726	—

Adjusted Cash Flows Used in Operating Activities	(11,745)	(4,528)	(37,317)	(20,742)

Our Adjusted Cash Flows used in Operating Activities for Fiscal 2021 of $37.3 million includes a payment for D&O insurance of $9.4 million which is a new annual expense in Fiscal 2021.
(1)These amounts represent the cash outflow of payroll taxes on our issued stock options and other awards under our equity incentive plans to our employees and directors.
(2)These amounts represent the cash outflow of a portion of the consideration paid to acquired businesses that is associated with the ongoing employment obligations for certain key employees of such acquired businesses, or on certain performance criteria being achieved.
(3)These adjustments relate to the settlement of transaction-related costs of the targets that were outside the regular course of business for our recent acquisitions of ShopKeep and Upserve and which were assumed as liabilities on the relevant acquisition dates. Lightspeed retained amounts in respect of these liabilities on the closing of each transaction that would otherwise have been paid to the sellers in the transactions. These amounts were not reflected in the net loss of Lightspeed given that they were already taken as expenses by the acquired companies prior to the closing of each transaction.
(4)These amounts represent the cash outflows related to professional, legal, consulting, accounting, advisory, and other fees relating to our public offerings and acquisitions that would otherwise not have been incurred.
(5)In connection with the Company's recent acquisitions of ShopKeep and Upserve, certain functions and the associated management structure were reorganized to realize certain synergies and ensure organizational agility. The one time expenses associated with this plan were recorded as a restructuring charge in the quarter.

Reconciliation from IFRS to Non-IFRS Results (continued)
The following table outlines stock-based compensation and the related payroll taxes as well as transaction-related costs associated with the company's acquisitions and capital raises included with these expenses in the results of operations.

(In thousands of US dollars, except percentages)	Three months ended March 31,		Fiscal year ended March 31,
	2021	2020	2021	2020
	$	$	$	$

Gross profit	43,957	23,703	127,301	80,969
% of revenue	53.3%	65.3%	57.4%	67.1%
add: Stock-based compensation and related payroll taxes	864	146	3,231	591

Non-IFRS gross profit	44,821	23,849	130,532	81,560
% of revenue	54.4%	65.8%	58.9%	67.6%

General and administrative expenses	17,241	6,596	53,035	21,345
% of revenue	20.9%	18.2%	23.9%	17.7%
less: Stock-based compensation and related payroll taxes	3,072	606	11,123	3,196
less: Transaction-related costs	2,159	829	10,438	2,328

Non-IFRS general and administrative expenses	12,010	5,161	31,474	15,821
% of revenue	14.6%	14.2%	14.2%	13.1%

Research and development expenses	16,859	10,310	54,787	32,750
% of revenue	20.5%	28.4%	24.7%	27.1%
less: Stock-based compensation and related payroll taxes	1,043	1,400	10,941	3,101

Non-IFRS research and development expenses	15,816	8,910	43,846	29,649
% of revenue	19.2%	24.6%	19.8%	24.6%

Sales and marketing expenses	33,081	16,810	97,048	61,122
% of revenue	40.1%	46.3%	43.8%	50.7%
less: Stock-based compensation and related payroll taxes	6,165	524	19,460	3,042
less: Transaction-related costs	300	330	1,177	330

Non-IFRS sales and marketing expenses	26,616	15,956	76,411	57,750
% of revenue	32.3%	44.0%	34.5%	47.9%